Jetoptera Financial Statements

Year ending 12/31/2022

The accompanying notes are an integral part of these financial statements.

| Balance Sheet | 12/31/22 | | |
|---|---|---|---|
| **Assets** | | | |
| Current assets: | | | |
| Cash and cash equivalents | | | $ 334,767 |
| Equity proceeds receivable | | | 11,230 |
| Escrow account | | | 2,008 |
| Accounts receivable | | | $ 392,500 |
| Total current assets | | | $ 740,505 |
| Property, plant, and equipment: | | | |
| Computers and Equipment | | | $ 12,483 |
| Less: accumulated depreciation | | | (4,711) |
| Total Fixed Assets | | | $ 7,772 |
| Non-current assets: | | | |
| Promissory notes | | | $ 100,000 |
| Intangible assets: | | | |
| Developments & Patents | | | $ 1,229,055 |
| Less: accumulated amortization | | | (223,831) |
| Total intangible assets | | | $ 1,005,224 |
| **Total Assets** | | | **$ 1,853,502** |
| | | | |
| **Liabilities & Stockholders' Equity** | | | |
| Current liabilities: | | | |
| Credit Cards | | | $ 1,301 |
| Accounts payable | | | $ 1,022,794 |
| Convertible debt | | | $ 5,230,341 |
| Accrued interest- Convertible debt | | | $ 191,469 |
| Total current liabilities | | | $ 6,445,905 |
| Non-current Liabilities: | | | |
| Convertible debt | | | $ 232,326.71 |
| Total non-current liabilities | | | $ 232,326.71 |
| **Total Liabilities** | | | **$ 6,678,232.16** |
| | | | |
| Stockholders' Equity: | | | |
| Common stock, authorized 13,015,000 shares, $0.0001 par, 5,774,337 | | | 577 |
| Preferred stock, authorized 5,500,000 shares, $0.0001 par, 5,500,000 | | | 550 |
| Additional Paid-in Capital | | | 5,191,253 |
| Additional Paid-in Capital- Stock based compensation expense | | | 407,819 |
| Warrants outstanding | | | 249,939 |
| Accumulated Profits (losses) | | | (9,236,650) |
| Net income (loss) | | | (1,438,219) |
| **Total Stockholders' Equity** | | | **(4,824,731)** |
| **Total Liabilities & Stockholders' Equity** | | | **1,853,502** |

| Statement of Income | Year ending 12/31/22 | |
|---|---|---|
| | | |
| **Revenue:** | | |
| Sales Revenue | | 1,541,051.63 |
| Contract Expense Reimbursement | | 435,594.41 |
| Vendor Reimbursement | | 83,634.00 |
| **Total Revenues** | | **2,060,280.04** |
| | | |
| **Expenses:** | | |
| Salaries & Payroll taxes | | 527,065.62 |
| Stock based compensation expense | | 283,445.44 |
| Taxes | | 7,471.00 |
| IT software & consumables | | 28,549.54 |
| Insurance | | $ 93,710.72 |
| Legal & Professional Services | | $ 625,086.75 |
| Advertising & Marketing | | 67,256.68 |
| Travel | | $ 68,870.62 |
| Meals & Entertainment | | 10,066.78 |
| Rent | | 132,900.00 |
| Interest expenses | | 437,143.44 |
| Prototype expenses | | $ 1,115,367.39 |
| Equipment rental | | 81,449.22 |
| Purchases | | 22,020.00 |
| Miscellaneous expenses | | $ 60,978.45 |
| Amortization | | 58,265.22 |
| **Total Expenses** | | **3,619,646.87** |
| | | |
| **Income from operations (loss)** | | **(1,559,367)** |
| | | |
| **Other income** | | |
| Accounts payable adjustment 2021 | | 121,059 |
| Miscellaneous income | | 88 |
| **Total Other Income** | | **121,148** |
| | | |
| **Net Income (loss) for the year** | | **(1,438,219)** |

| Statement of Cash Flows | Year ending 12/31/22 | |
|---|---|---|
| | | |
| Net Loss | | (1,438,219) |
| | | |
| Adjustments to reconcile net income to net cash provided (used) by operating activities | | |
| Amortization | | 58,265 |
| Stock-Based Compensation Expense | | 283,445 |
| Changes in: | | |
| Escrow Account | | 20,022 |
| Accounts Receivable | | (392,500) |
| Accounts Payable | | 81,754 |
| Credit Cards | | (5,630) |
| Interest expense Convertible Notes | | 437,072 |
| Net cash provided (used) by operating activities | | (955,790) |
| | | |
| Cash Flow From Investing Activities | | |
| Purchases, computers and equipment | | (6,620) |
| Capitalized Patent and Developed | | (80,502) |
| Net Cash provided (used) by investing activities | | (87,122) |
| | | |
| | | |
| Cash Flows from Financing Activities | | |
| Issuance of Common Stock | | 670,965 |
| | | |
| Net Cash provided (used) by financing activities | | 670,965 |
| | | |
| Increase/(decrease) in cash | | (371,947) |
| Cash, beginning of year | | 706,764 |
| Cash, end of year | | 334,817 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Statement of Changes in Stockholders' Equity | | | | | |
| | | | | Year Ending 12/31/22 | | | | | |
| | Common stock (Shares) | Common stock (Par) | Preferred stock (Shares) | Preferred stock (Par) | Additional paid-In capital (less offering costs) | Retained earnings (/accumulated deficit) | Additional paid-In capital (stock options) | Warrants outstanding | Total |
| Beginning Balance 12/31/2021 | 5,708,138 | 571 | 5,500,000 | 550 | 4,509,036 | (9,236,650) | 124,374 | 249,939 | (4,352,180) |
| Issuance of Common Stock | 66,199 | 7 | 0 | - | 682,217 | | | | 682,224 |
| Net income(loss) | | | | | | (1,438,219) | | | (1,438,219) |
| Stock-Based Compensation | | | | | | | 283,445 | | 283,445 |
| Warrants | | | | | | | | 0 | - |
| Ending Balance 12/31/2022 | 5,774,337 | 577 | 5,500,000 | 550 | 5,191,253.1 | (10,674,869) | 407,819 | 249,939 | (4,824,730) |

Notes to Financials:

**Property, plant, and equipment**

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method. PPE consisted of computers & equipment that is depreciated based on their respective useful lives which range between three (3) to five (5) years. The book value of PPE totaled $7,798 as of December 31, 2022.

**Intangible Assets**

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

The book value of intangible assets totaled $1,005,224 as of December 31, 2022 No impairment charges were made as of December 31, 2022.

**Convertible debt**

Between 2018 and 2020, the company issued a series of convertible notes for an aggregate principal amount of $3,925,000 for the purpose of funding continuing operations. The notes accrue interest at the rate of 9.0% per annum. The entire principal amount of and, at the Company's option, accrued interest on these notes are convertible into shares of the Company's Stockholders' Equity securities.

In 2021, the Company issued $95,920 in convertible promissory notes to the Company's Co- founder and Chief Financial Officer ("CFO") (See Note 'Related party transactions') and $40,303 to an attorney whose firm provides legal services to the Company. These notes were issued to settle an outstanding debt due to the legal firm. The notes accrue interest at a rate of 9.0% per annum, compounded annually and mature on September 29, 2022, unless converted to the Company's equity securities prior to that date. The notes will be automatically converted subsequent to the occurrence of a qualified financial event which yields gross proceeds of at least $6,000,000. The notes are covered by an asset purchase agreement in which the legal firm assigned its receivables to the attorney in exchange for a payment of $136,223. Additionally, they are covered by another asset purchase agreement in which the attorney made an assignment of the receivable to the Company's Co-founder and CFO in exchange for a payment of $95,920.

The outstanding principal amount of these notes including capitalized interest was $5,230.341 as of December 31, 2021, and interest payable on these notes was $191,461. The Company extended the maturity date of these notes to occur between July 2022 and January 2023.

The Company intends to further extend the maturities if these convertible notes in Q2 2023.

Convertible debt includes $232,327 in notes issued pursuant to a crowd note dated April 13, 2020. The note was issued at a valuation cap of $24,000,000 and a discount rate of 20%. The notes are convertible to equity securities of the Company subject to certain terms and the occurrence of specific events such as a qualified equity financing.

**Revenue Recognition**

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed

or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

**Related Party Transactions**

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

As of December 31, 2022, Ms. Simina Farcasiu, the Company's Co-founder and Chief Financial Officer owned 1,114,926 shares of the Company's common stock (representing 19.3% of the total common stock issued and outstanding) and promissory convertible notes in an amount of $106,950 aggregate principal and interest.

As of December 31, 2022, Mr. Denis Dancanet, the Company's Co-founder and Chairman of the Board of Directors, owned 372,517 shares of the Company's common stock (representing 6.5% of the total common stock issued and outstanding) and 5,500,000 of the Company's preferred stock (representing 100.0% of the total preferred stock issued and outstanding).

Additionally, the Company issued a series of promissory convertible notes to Mr. Dancanet between 2018 and 2021. As of December 31, 2022, the aggregate principal amount and interest outstanding on these notes was $3,815,383.

Additionally, the Company has a promissory note due from Mr. Andrei Evulet in the amount of $100,000. The note was issued on March 10, 2016, and bears no interest.

As of December 31, 2022, Mr. Evulet owned 2,000,000 shares of the Company's common stock (representing 34.6% of the total common stock issued and outstanding). Moreover, the 'Evulet Family Irrevocable Trust', a party related to Mr. Evulet owned 1,500,000 shares of the Company's common stock as of December 31, 2022.

Additionally, as of December 31, 2022, Mr. Richard Black, the Company's attorney, owned promissory convertible notes of the Company with an aggregate principal and interest amount as of $75,351.

**Expense Recognition**

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

**Advertising & Marketing**

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

**Leases**

The Company entered into an operating lease on December 26, 2022 with an initial term to January 1, 2028. The terms are as follows:

| Period | Base rent - monthly | Pro Rata Share of Operating Expenses - monthly |
|---|---|---|
| Through 1/31/2024 | 9,976.00 | 3262.98 |
| Thereafter through 1/31/2025 | 10,275.28 | TBD |
| Thereafter through 1/31/2026 | 10,583.54 | TBD |
| Thereafter through 1/31/2027 | 10,901.04 | TBD |
| Thereafter through 1/31/2028 | 11,228.08 | TBD |

The Company gave notice of termination in December 2022 on its previous operating lease originally extended from 2022 to mature on January 31, 2025. The premises became uninhabitable due to unmitigated flood damage and maintenance defaults by the landlord.

**Income taxes**

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to Management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

**Stockholders' Equity**

Under the articles of incorporation (as amended on September 22, 2021), the Company is authorized to issue Common Stock and Series A Preferred Stock. The total number of shares that

the Company is authorized to issue is eighteen million five hundred fifteen thousand (18,515,000) shares. The total number of shares of Common Stock authorized to be issued is thirteen million fifteen thousand (13,015,000) shares at a par value $0.0001 per share. The total number of shares of Series A Preferred stock authorized to be issued is five million five hundred thousand (5,500,000) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2022, the total number of shares of Common Stock issued and outstanding was 5,774,337.

Series A Preferred Stock

As of December 31, 2022, the total number of shares of Preferred Stock issued and outstanding was 5,500,000.

Each holder of shares of Series A Preferred Stock is entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.01416 per share (i.e., 6.0%) (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series A Preferred Stock, payable quarterly when, as and if declared by the Board of Directors of the Corporation. The dividends are not cumulative. After payment of such dividends, any additional dividends are distributed among the holders of Series A Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Series A Preferred Stock into Common Stock).

During 2022, the Company completed an offering under Section 4(a)(6) of the Securities Act of 1933, as amended and Regulation Crowdfunding promulgated thereunder. As per the common stock subscription agreement, the Company made the offering to both accredited and non- accredited investors to purchase up to 491,159 of the Company's common stock at a purchase price of $10.18 per share. Additionally, the agreement provided for the issuance of stock warrants to 'early bird' subscribers who purchase the Company's common stock on or before the Company raises $100,000 in the offering. The warrants entitle the subscribers to purchase within three (3) years of the closing of the offering, that number of shares of common stock equal to two times (2x) the undersigned's total investment within the Initial $100,000 at an exercise price per share equal to the Purchase Price.

As part of the offering described above, the Company issued a total of 199,715 shares of Common stock to both accredited and non-accredited investors. Net proceeds from the issuance totaled $1,969,753 of which $497,040 closed in 2022 and the balance in 2021. Moreover, the Company issued 24,552 in stock warrants.

During 2022, the Company completed a second offering under Section 4(a)(6) of the Securities Act of 1933, as amended and Regulation Crowdfunding promulgated thereunder. As per the common stock subscription agreement, the Company made the offering to both accredited and non- accredited investors to purchase up to 278,292 of the Company's common stock at a purchase price of

$10.78 per share. The Company offered bonus shares to certain investors including investors in the immediately preceding stock offering.

As part of the offering described above, the Company issued a total of 19,608 shares of Common stock to both accredited and non-accredited investors. Proceeds from the issuance totaled $196,153 for net proceeds of $185,155 after issuance costs.

**Stockholders' Equity Incentive plans**

The Company's Board of Directors adopted a Stock Option and Purchase Plan during 2017 and Options granted under the Plan may be Incentive Stock Options or Non-statutory Stock Options. The plan continues in effect for a term of 10 years unless terminated at an earlier date according to the plan's provisions. The maximum aggregate number of shares that may be issued under the plan is 1,228,340 shares, of which a maximum of 1,228,340 shares can be issued under the plan pursuant to Incentive Stock Options. The shares issued under the plan may be authorized, but unissued, or reacquired Shares and the term of each option cannot exceed 10 years from the date of the grant. If the Common Stock becomes a Listed Security and subject to certain provisions, the maximum aggregate number of shares that can be subject to awards granted to any one person under the plan for any fiscal year of the Company is 614,170 Shares, provided that such limitation is 1,228,340 shares during the fiscal year of any person's initial year of service with the Company.

The exercise price of each option is determined as follows:

- \- In the case of an Incentive Stock Option: If it is granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value on the date of grant and if it is granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.
- \- In the case of a Non-statutory Stock Option that is intended to qualify as performance- based compensation and is granted on or after the date on which the Common Stock becomes a Listed Security, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.

As of December 31, 2022, the total number of Incentive Stock Options granted under this plan was 138, 417, of which 122,840 at an exercise price per share of $1.62 and 15,577 at an exercise price of $10.18. The number of vested options as of December 31, 2022, was 114,169. The Company recognized stock-based compensation expense in the amount of $283,445 for 2022 and $49,749 for 2021.

As of December 31, 2021, the total number of Non-statutory Stock Options granted under this plan was nil.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Stockholders' Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the Stockholders' Equity instrument is charged directly to expense and credited to additional paid-in capital.